November 15, 2024

Hubert J. Crouch
Chief Executive Officer
Invesco Commercial Real Estate Finance Trust, Inc.
2001 Ross Avenue, Suite 3400
Dallas, TX 75201

       Re: Invesco Commercial Real Estate Finance Trust, Inc.
           Amendment No. 4 to Form 10-12G
           Filed March 14, 2024
           File No. 000-56564
Dear Hubert J. Crouch:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction